Vittori Inc.

Regulation Crowdfunding Form C-AR Annual Report

April 30, 2026

TABLE OF CONTENTS

About this Form C-AR

Vittori Inc. ("Vittori" or the "Company"), having offered and sold securities in reliance of 15 U.S.C. 77d(a)(6) and in accordance with 15 U.S.C. 77d–1 and Regulation Crowdfunding, is required to make this annual report (the "Form C-AR," or the "Annual Report") to disclose certain updates about the Company.

Form C-AR Summary

The Company

Company	Vittori Inc. ("Vittori" or the "Company")
Form of Organization	Corporation
State of Jurisdiction	Delaware
Date of Incorporation	March 6, 2024
Physical Address	2100 Geng Road Suite 210 Palo Alto, CA 94303
Company Website	https://www.vittori.com
Number of Employees	13
Fiscal Year End	December 31

Co-Issuer Vittori Investors SPV I, LLC

Co-Issuer	Vittori CF Investors SPV I, LLC
Form of Organization	Limited Liability Company
State of Jurisdiction	Delaware
Date of Organization	September 3, 2024
Physical Address	2100 Geng Road Suite 210 Palo Alto, CA 94303
Fiscal Year End	December 31

Co-Issuer Vittori Reg D Investors SPV I, LLC

Co-Issuer	Vittori Reg D Investors SPV I, LLC
Form of Organization	Limited Liability Company
State of Jurisdiction	Delaware
Date of Organization	September 18, 2024
Physical Address	2100 Geng Road Suite 210 Palo Alto, CA 94303
Fiscal Year End	December 31

VITTORI CF INVESTORS SPV I, LLC

The Company has formed Vittori CF Investors SPV I, LLC (the "Reg CF SPV"), a Delaware limited liability company, solely for issuing securities under a Regulation Crowdfunding offering. The Company is the Manager of the Reg CF SPV. The Reg CF SPV serves as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Reg CF SPV allows investors to achieve the same economic exposure, voting power and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Reg CF SPV maintains a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Reg CF SPV cannot borrow or raise funds on its own account. There will be no material difference between an investment in the Company and the Reg CF SPV.

Additionally, investors will grant an irrevocable proxy to the Company, as Manager of the Reg CF SPV, to represent and to vote (whether in person or by written consent), the Securities for all purposes, including, without limitation, at any time at any meeting of the members of the Reg CF SPV and for matters requiring a vote of the Class A Common Stockholders of the Company

VITTORI REG D INVESTORS SPV I, LLC

The Company has formed Vittori Reg D Investors SPV I, LLC (the "Reg D SPV"), a Delaware limited liability company, solely for issuing securities under a Regulation D offering. The Company is the Manager of the Reg D SPV. The Reg D SPV serves as a conduit for investors to invest in the Company and will not have a separate business purpose. The proceeds from the Offering were received by the Reg D SPV and invested immediately in the Securities issued by the Company. The Reg D SPV is the legal owner of the Class A Common Stock.

An investment in the Reg D SPV will allow investors to achieve the same economic exposure, voting power and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Reg D SPV maintains a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Reg D SPV cannot borrow or raise funds on its own account. There is no material difference between an investment in the Company and the Reg D SPV.

Additionally, the investors grant an irrevocable proxy to the Manager of the Reg D SPV to represent and to vote (whether in person or by written consent) the Securities for all purposes, including, without limitation, at any time at any meeting of the members of the Reg D SPV and for matters requiring a vote of the Class A Common Stockholders of the Company.

The Securities held by the Reg D SPV will be registered at the principal executive office of the Company and will be transferable at such office by the registered holder of the Securities (or duly authorized attorney thereof) (a) if a paper certificate is issued by the Company, on the surrender of the certificate evidencing ownership of the Securities, properly endorsed or (b) if a digital stock certificate is issued, via an electronic transfer of record. No transfer may be registered unless the Company is satisfied that such transfer will not result in a violation of any applicable federal or state securities law. The transferring holder of the Shares must pay all costs of transfer. The Company will be the transfer agent and registrar for the Securities.

Directors and Officers of the Company

Director and Officer

Name	Carlos Cruz
Current Position and Title	Director and Chief Executive Officer ("CEO") of the Company
Responsibilities	Conducting and managing the business affairs of the Company
Dates of Service	March 2024 to Present
Principal Occupation	Software developer and serial entrepreneur who serves as chief executive officer at multiple companies

BUSINESS EXPERIENCE IN THE PAST 3 YEARS			
EMPLOYER	**TITLE**	**PRINCIPAL BUSINESS OF EMPLOYER & RESPONSIBILITIES HELD**	**DATES**
Vittori Inc.	CEO	Developing the Vittori Supercar vehicle; responsibilities held	March 2024 to Present

		include managing the business affairs of the company.	
Attix Inc.	CEO	Marketing and back-end office services; responsibilities held include managing the day-to-day operations of the company.	October 2020 to Present
Attix Apac Pte Ltd (formerly Technology Services Group Singapore "TSGS")	Executive Chairman	Product development and back-end office services; responsibilities held include managing the operations of the company.	November 2022 to Present
Technology Holdings North America Inc. ("Vama")	CEO	Developing an application allowing users to communicate via encrypted communications; responsibilities held include managing the business affairs of the company.	May 2022 to Present
TA Fintech Inc.	CEO	Web platform offering market data analytics and providing equitable access to disparate financial APIs and portfolio data; responsibilities held include managing the business affairs of the Company.	June 2025 to Present

Biographical Information

CARLOS CRUZ

Carlos Cruz is an accomplished international entrepreneur with a track record of leading multi-million-dollar companies, including as CEO of TA Fintech Inc., Technology Holdings North America Inc., and the Attix Inc. He focuses on building scalable products, tightening operations, and aligning teams around clear, measurable outcomes. A master of operations, multi-channel product distribution, and marketing, Carlos has a proven ability to increase sales, grow bottom lines, and spearhead operational improvements that drive productivity and reduce costs. With a keen eye for detail and a pragmatic approach, Carlos thrives in dynamic, demanding environments. Carlos's exceptional communication skills and strong negotiation abilities have been essential in negotiations with vendors and other software developers. Carlos is responsible for leading operations and strategic direction with full responsibility for bottom-line factors, including long-range planning and global product management.

Principal Security Holders of the Company

NAME OF OWNER	NUMBER AND CLASS OF SECURITIES NOW HELD	% OF VOTING POWER
Carlos Cruz	393,315,898 shares of Class B Common Stock	Approximately 99.5%

Business of the Company

Business Summary

Vittori Inc. ("Vittori" or the "Company") is an early-stage automotive company focused on the design and development of ultra-low-volume, high-performance vehicles. The Company's initial program relates to a limited-production hypercar currently under development.

Vittori is a corporation that was incorporated in the State of Delaware on March 6, 2024. The Company's operations are managed from the United States, with engineering, design, and supplier engagement activities conducted in collaboration with third-party partners. The Company is located at 100 Wilshire Boulevard, Suite 700, Santa Monica, CA 90401. The Company's website is located at https://www.vittori.com.

Vittori targets ultra-high net worth individuals throughout the United States. The company's clientele—generally between 35 and 65 years of age—consists of accomplished business owners, corporate leaders, and automotive aficionados seeking exclusive, high-performing, and technologically sophisticated hypercars. The Company has not yet generated revenue from hypercar sales and faces significant competition from well-established luxury and hypercar manufacturers with substantially greater resources, brand recognition, and market presence. There is no assurance that the Company will successfully attract customers, achieve sales, or establish market acceptance for its products.

Important Note: The Company is a development-stage enterprise with no operating history in the hypercar or mobility industry, limited capital resources, and substantial uncertainty regarding its ability to complete product development or achieve commercial viability.

Mission & Innovation

The Company's mission is to design and develop high-performance vehicles that incorporate advanced engineering concepts and modern manufacturing techniques, where appropriate, while maintaining a disciplined and capital-efficient execution model.

Vittori is evaluating the use of advanced materials, hybridized powertrain architectures, and additive manufacturing techniques for selected vehicle components, in collaboration with third-party suppliers and engineering partners. These technologies are being assessed for their potential benefits in areas such as weight reduction, structural performance, and design flexibility.

Vittori does not currently manufacture vehicles in-house. The Company expects to focus internally on vehicle architecture, design oversight, system integration requirements, and program management, while relying on established third-party partners for manufacturing, component supply, and regulatory compliance activities.

In addition, the Company is evaluating, at a conceptual and exploratory level, the potential application of certain engineering, design, materials, and system-integration capabilities to future mobility platforms, including vertical take-off and landing ("eVTOL") aircraft. These activities are limited in scope, partner-led, and do not constitute a commercial product offering or a committed development program.

Any technological approaches under consideration remain subject to further engineering development, supplier capability, regulatory requirements, cost considerations, and execution risk. There can be no assurance that such technologies will be successfully implemented or result in commercially viable products.

There can be no assurance that the Company will successfully develop commercially viable products, establish manufacturing operations, secure necessary supplier partnerships, attract customers, achieve sales, or execute its business plan as described. The Company has not yet produced any hypercars for commercial sale and faces substantial technological, operational, financial, and market risks. The hypercar industry is highly competitive, with well-established manufacturers possessing significantly greater resources, technical expertise, brand recognition, and manufacturing capabilities. The Company's ability to compete effectively is uncertain, and failure to successfully execute its business plan could result in the complete loss of investor capital.

Products & Services

The Company's initial planned product is the Turbio hypercar, a low-volume hypercar currently under development.

The Turbio remains in the design, development, and integration phase. Vittori has built and publicly unveiled a running concept vehicle. This concept vehicle is not a production-ready or homologation-ready unit.

The Company's initial planned product is the Turbio hypercar, a low-volume hypercar currently under development and targeted at the direct-to-consumer market with a focus on ultra-high-net-worth individuals.

Indicative Technical Targets: The following specifications represent projected performance targets based on the current running concept vehicle and internal objectives. These figures are not guarantees and are subject to change as development, engineering validation, supplier selection, and regulatory requirements evolve. The Turbio is projected to achieve a top speed of approximately 225 mph and acceleration from 0 to 100 km/h in under 2.5 seconds. The projected total system output is approximately 1,100 horsepower with projected peak torque of approximately 800 Nm.

Powertrain (Concept Configuration): The current concept configuration features an internal combustion engine consisting of a naturally aspirated V12 engine with approximate displacement of 6.8 liters. The powertrain also includes electrification through a supplemental electric drive component in concept-stage configuration. Final powertrain architecture, component suppliers, output levels, and operating modes remain subject to further development, validation, and regulatory considerations.

Chassis and Architecture (Concept Configuration): The concept-stage design features a carbon fiber monocoque chassis with a rear-wheel drive configuration. The target curb weight is under 1,500 kg, subject to validation. Indicative dimensions (L × W × H) are approximately 4,800 × 2,000 × 1,200 mm. All structural, dimensional, and weight targets remain subject to engineering validation, compliance requirements, and final production design.

Production Status and Availability: The Turbio has not yet entered production, and no vehicles have been manufactured for commercial sale. The Company intends to pursue a limited-production program, currently planned at up to fifty (50) units, subject to successful development, certification, and market demand. There can be no assurance that deliveries will commence on the anticipated timeline or at all.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Our specific competitors include:

1. Rimac: Known for its electric hypercars, particularly the Rimac Nevera, which boasts impressive performance specs and advanced technology.

2. Lotus: With the introduction of the Evija, Lotus has entered the electric hypercar market, offering high performance and cutting-edge features.

3. Aspark: Well known for the development of the all-electric sports car Aspark Owl.

4. Bugatti: Renowned for its luxury and high-performance combustion engine hypercars, such as the Bugatti Bolide, remains a significant competitor.

5. Pagani: Famous for its bespoke, artisanal hypercars that emphasize extreme attention to detail and performance.

6. Lamborghini: Known for its high-performance supercars and hypercars, Lamborghini's hybrid models and future electric vehicle plans make it a competitor.

7. Koenigsegg: A brand that consistently pushes the boundaries of hypercar performance and technology with models like the Jesko.

8. Ferrari: With its move towards hybridization and eventual electric hypercars, Ferrari remains a strong competitor in the hypercar segment.

These competitors possess substantial competitive advantages over the Company, including decades of operating history, established global brand recognition, loyal customer bases, proven manufacturing capabilities, extensive dealer and service networks, substantial financial resources, advanced engineering expertise, and established relationships with suppliers and regulatory authorities. Many of these competitors have successfully delivered thousands of high-performance vehicles and have built reputations for quality, reliability, and performance over many years. In contrast, the Company has no operating history in the hypercar industry, has not yet produced a commercially viable vehicle, possesses limited capital resources, has no established brand recognition, and lacks proven manufacturing capabilities. The Company's ability to compete effectively against these well-established manufacturers is highly uncertain, and there can be no assurance that the Company will be able to gain market acceptance or achieve any meaningful market share.

Intellectual Property

The Company does not currently own any issued patents. Vittori is in the process of filing trademark applications relating to the Company's name and logo in relevant jurisdictions; however, all such applications are subject to review and approval by the relevant governmental authorities, and there can be no assurance that any trademarks will be successfully registered, maintained, or enforced.

In addition, the Company is in the process of evaluating and preparing design patent applications relating to certain vehicle design elements. Vittori has engaged external intellectual property counsel to advise on trademark and design patent strategy. Any design patent applications, if filed, remain subject to examination and approval, and no design patents have been issued as of the date of this Memorandum. There can be no assurance that any applications will be filed, allowed, or provide meaningful protection.

At present, the Company relies primarily on a combination of trade secrets, proprietary know-how, and contractual protections, including confidentiality and intellectual property assignment agreements with employees, advisors, consultants, and third-party partners. There can be no assurance that these measures will be sufficient to prevent unauthorized use, disclosure, or infringement of the Company's intellectual property or that such protections will provide a competitive advantage.

Risk Factors

The Company is required to identify risks that are specific to its business and financial condition; the risks discussed herein may or may not be unique to the Company. Like other companies, the Company is subject to general economic risks, as well as industry-specific risks and situational risks. These include risks relating to economic downturns, political and economic events, and others. Additionally, early-stage companies are inherently more risky than more developed companies.

You should consider the general risks as well as specific risks when deciding to make an investment.

An investment in the company involves significant risk and is suitable only for persons who are capable of bearing the risks, including the risk of loss of a substantial part or all of their investment. Careful consideration of the following risk factors, as well as other information in this Offering Memorandum is advisable prior to investing. Prospective investors should read all sections of this Offering Memorandum and are strongly urged and expected to consult their own legal and financial advisers before investing in the shares. The information in this Offering Memorandum including the company's business plan contains both historical and forward-looking statements. Please be advised that the company's actual financial condition, operating results, and business performance may differ materially from that estimated by the company in forward-looking statements. The company has attempted to identify, in context, certain of the factors that it currently believes could cause actual future results to differ from the company's current expectations. The differences may be caused by a variety of factors, including but not limited to, adverse economic conditions, competitors (including the entry of new competitors), inadequate capital, unexpected costs, lower revenues and net income than anticipated, fluctuation and volatility of the company's operating results and financial condition, inability to carry out marketing and sales plans, loss of key executives or other personnel, and other risks that may or may not be referred to in these risk factors.

Investing in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Shares should only be undertaken by individuals with sufficient financial resources to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company, as well as the following risk factors, in addition to the other information listed in this Offering Memorandum. The following risk factors are not intended to be a complete description of the commercial and other risks inherent in the investment in the Company.

Risks Relating to Investment in and Ownership of the Company Generally

THE COMPANY IS DEPENDENT ON THIRD-PARTY VENDORS

The Company relies on external service providers to fulfill contractual commitments to clients and maintain operational functions. The Company's capacity to satisfy client obligations could be negatively impacted should these suppliers fail to deliver contracted services that meet client specifications within required timeframes and at reasonable costs. Similarly, service quality may suffer when organizations handling delegated responsibilities fail to perform according to the Company's standards and client expectations. These external providers may struggle to rapidly restore operations following natural catastrophes and other uncontrollable circumstances, and they face additional vulnerabilities including financial difficulties that could constrain their operational capabilities.

THE COMPANY WILL NOT GENERATE WORKING CAPITAL UNTIL (AND IF) IT MAKES A PROFIT

The Company is expected to run at a loss for an extended period of time, which may be shorter or longer based on sales, the market, and cost management performance. In the interim prior to profitability, losses and cost overruns could cause the Company to exhaust its capital reserves and be forced to raise additional capital through an equity offering or financing, which, depending on market conditions and other factors beyond the Company's control, may not be feasible.

The availability of additional working capital is uncertain

THE AVAILABILITY OF ADDITIONAL WORKING CAPITAL IS UNCERTAIN

The Company believes that the proceeds from the Offering will allow the Company to implement its proposed business plan and to satisfy its expected cash requirement for the expected duration and expenses for approximately 24 months. However, the Company's continued operations thereafter will be dependent on the availability of operating income or additional capital. In the event there is insufficient cash flow from operations, the Company may be required to obtain additional financing. There can be no assurance that such financing will be available, or, if available, the financing will be on terms satisfactory to the Company. If financing is needed, but is not available, the Company may not be able to operate successfully, and any investment made in it may be lost.

THE PROJECTED RETURNS AND SUCCESS OF THE COMPANY ARE BASED UPON ASSUMPTIONS THAT MAY NOT BE CORRECT

Financial projections are uncertain and are highly speculative, as they are often dependent on achieving sales projections, continued market acceptance, cost management, achievement of profitability, product performance, competitive products, and many more variables. Projections are based upon a great number of variables, estimates, and judgments on matters over which the Company will have no control. Discussion of sales and profitability projections are highly subjective, thus projections are principally intended for use as future aspirational goals, and are not intended, and should not be taken, as assurances that the projected results will be obtained by the Company.

Risks Relating to Private Offering and Lack of Liquidity

FORWARD-LOOKING STATEMENTS

Forward-looking statements prepared by the Company have not been reviewed, analyzed, or otherwise passed upon by the Company's legal counsel or accounting firm. Such "forward-looking" statements are based on various assumptions of the Company, which assumptions may not prove to be correct. Accordingly, there can be no assurance that such assumptions and statements will accurately predict future events or the Company's actual performance. In addition, any projections and statements, written or oral, which do not conform to those contained in this Memorandum should be disregarded. No representation or warranty can be given that the estimates, opinions, or assumptions made herein will prove to be accurate.

OFFERING NOT REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION OR STATE SECURITIES AUTHORITIES

The Offering of the Shares will not be registered with the U.S. Securities and Exchange Commission (the "SEC") under the Securities Act or the securities agency of any state and are being offered in reliance upon an exemption from the registration provisions of the Securities Act and state securities laws applicable only to offers and sales to Eligible Investors meeting the suitability requirements set forth herein.

PRIVATE OFFERING EXEMPTION – COMPLIANCE WITH REQUIREMENTS

The Shares are being offered and will be sold to Eligible Investors in reliance upon one or more exemptions from registration provided in the Securities Act and state securities laws for private offerings. If the Company should fail to comply with the requirements of such exemptions, the Investors may have the right, if they so desire, to rescind their purchase of the Shares. It is possible that one or more Investors seeking rescission would succeed. If several Investors were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company as a whole and, thus, would adversely affect the investment in the Shares by the remaining Investors.

POSSIBLE LEGISLATIVE OR OTHER DEVELOPMENTS

All statements contained herein concerning the U.S. federal income tax consequences of an investment in the Company general interpretations and not considered conclusory. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service ("IRS") and the U.S. Department of Treasury, resulting in revisions of resolutions and revised interpretations of established concepts as well as statutory changes. Therefore, no assurance can be given that the currently anticipated income tax treatment of an investment in the Company will not be modified by legislative, judicial, or administrative changes, possibly with retroactive effect, to the detriment of the Investors.

POTENTIAL IRS AUDITS

The Company's federal tax returns may be audited by the IRS. Such audit may result in the challenge and disallowance of some of the deductions claimed in such returns. No assurance or warranty of any kind can be made with respect to the deductibility of any such items in the event of either an audit or any litigation resulting from an audit. The Company has not been structured as, nor is it intended to be operated as, a "tax shelter." Tax and audit risks in Canada may be impactful, Canadian Investors are recommended to consult their tax advisors.

ILLIQUID INVESTMENTS

Because of the limitations on transfers and withdrawals and the fact that Shares are not tradable, an investment in the Company is relatively illiquid and involves a high degree of risk. A subscription for Shares should be considered only by investors who have the financial capability to maintain their investment and who can afford to lose all or a substantial part of such investment.

LIMITED MANAGEMENT PARTICIPATION

Shareholders do not participate in the day-to-day management of the Company or in the conduct of its business operations. While Class A Common Stock holders have voting rights (one vote per share), their ability to influence the management of the Company is severely limited due to the dual-class capital structure and concentrated ownership.

Carlos Cruz, the founder and CEO, holds 393,315,898 shares of Class B Common Stock, which carry ten (10) votes per share, representing approximately 99.5% of total shares outstanding and a substantially greater percentage of total voting power. This concentrated voting control means that Class A shareholders have minimal practical ability to influence corporate decisions, including the election or removal of Directors, appointment or removal of the CEO, approval of major corporate transactions, or other matters requiring shareholder approval. Even if all Class A shareholders voted together as a unified block, they would be unable to override decisions made by the holder of Class B Common Stock. Accordingly, while Class A shareholders possess voting rights, the Company's governance and strategic direction remain under the effective control of the majority shareholder.

NO PUBLIC MARKET

Shares are not listed on a public or private exchange, and they may never be listed. Therefore, there is currently no public market for the Company's securities and there may never be a public market for them.

NO DIVIDENDS PLANNED

The Company does not currently anticipate paying cash dividends in the foreseeable future. The payment of dividends on Shares will depend on earnings, financial condition, and other business and economic factors affecting it at such time as the board of directors may consider relevant. The current intention is to apply net earnings, if any, in the foreseeable future to increasing the capital base and development and marketing efforts. There can be no assurance that the Company will ever have sufficient earnings to pay dividends to the holders of Shares, and in any event, a decision to pay dividends is at the sole discretion of the Board of Directors. If dividends are distributed, the Shares may be less valuable because a return on investment will only occur if its share price appreciates.

DILUTION

The issuance of additional shares of stock, or options or warrants to purchase those shares, would dilute proportionate ownership and voting rights of current shareholders. It is likely that the Company will be required to issue a large amount of additional securities to raise capital to further the development. It is also likely that the Company will issue a large amount of additional securities to directors, officers, employees, and consultants as compensatory grants in connection with their services, both in the form of stand-alone grants or under any Company stock plans. There is no assurance that the Company will not issue additional shares of stock, or options or warrants to purchase those shares, under circumstances the Company may deem appropriate at the time.

RESTRICTED SHARES

In addition to federal and state securities law restrictions on transfer, the Company's Bylaws and the Subscription Agreement impose contractual restrictions requiring that shareholders obtain the prior written consent of the Company's Chief Executive Officer before transferring Shares (except for certain estate planning transfers). The Company may withhold consent in its sole discretion, further limiting transferability even if securities law exemptions were available.

LIMITED TRANSFERABILITY OF SECURITIES

Any Shares purchased through this Offering is subject to SEC limitations on transfer. This means that the Shares purchased cannot be resold for a period of one year, except under certain conditions. An investment in this offering could be illiquid for a long time, and investors should be prepared to hold it for several years or longer.

Risks Relating to the Industry Generally

UNFAVORABLE ECONOMIC CONDITIONS

Results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. An economic downturn defined as a recession lasting for a period of six months or more, or a financial crisis similar in scale and impact to the 2008 global financial crisis, could result in a variety of risks to the business, including the ability to raise additional capital when needed on acceptable terms, if at all. Any of the foregoing could harm the business. It is impossible to anticipate all of the ways in which the economic climate and financial market conditions could adversely affect the business.

Extreme Competition. Vittori will be competing in the future against other companies, some of which have longer operating histories, more established products, or greater resources at their disposal which may prevent the Company from achieving increased market penetration and improved operating results.

Risks Related to the Company Generally

PRICING STRATEGY

Vittori's business model is based on limited-production, premium-priced vehicles targeted at ultra-high-net-worth individuals, rather than volume sales or price competition. The Company does not intend to compete on price, nor does it plan to sell vehicles at or below cost to gain market share. Pricing is determined based on a combination of factors, including limited production volumes, partner-led manufacturing costs, engineering complexity, regulatory requirements, and market positioning within the hyper-luxury segment. While the Company has established target pricing and margin assumptions at the planning level, actual pricing, costs, and margins may differ materially based on final engineering specifications, supplier terms, regulatory requirements, and execution outcomes. There can be no assurance that the Company will achieve its targeted pricing or gross margin assumptions, or that customers will be willing to purchase vehicles at anticipated price points.

Any failure to appropriately price the Company's vehicles, manage production costs, or align pricing with market demand could adversely affect the Company's financial condition, results of operations, and prospects.

SUPPLY RELATIONSHIPS

The Company operates a partner-led, capital-light execution model and does not manufacture vehicles or major components in-house. As a result, Vittori is highly dependent on third-party partners and suppliers for engineering services, manufacturing, component supply, integration, calibration, and regulatory compliance.

The Company relies, or expects to rely, on a limited number of specialized partners for critical elements of its vehicle programs, including but not limited to:

- vehicle integration and low-volume production,

- powertrain development and calibration,

- structural components and advanced materials,

- regulatory certification and homologation activities.

Many of these relationships involve program fees, licensing arrangements, and pre-production commitments, rather than traditional long-term supply contracts. Some agreements remain subject to negotiation, execution, or modification.

The Company may be required to make significant upfront payments, deposits, or licensing fees to secure partner capacity and program participation. If the Company is unable to finalize agreements on acceptable terms, or if partners experience delays, financial difficulties, or capacity constraints, the Company's development timelines, costs, and ability to deliver vehicles could be materially adversely affected.

In addition, the Company is exposed to risks related to:

- cost increases for specialized materials and components,

- limited supplier alternatives for certain high-performance systems,

- regulatory or geopolitical factors affecting cross-border suppliers,

- logistical complexity associated with low-volume, bespoke production.

Any disruption in partner performance, supplier availability, or cost structure could delay development, certification, or delivery of vehicles and could have a material adverse effect on the Company's business, financial condition, and prospects.

COMMERCIALIZATION CHALLENGES

Vittori will face significant challenges in our on-going efforts to further develop and fully commercialize our hypercars and to produce them at high volumes with acceptable performance, yields and costs. Delays or failures in accomplishing particular further development objectives may delay or prevent successful commercialization of our product offering.

THE COMPANY FACES SIGNIFICANT CHALLENGES IN BUILDING THE TECHNOLOGY AND COMPONENTS NECESSARY TO COMMERCIALIZE ITS HYPERCARS IN COMMERCIAL VOLUMES

Even if we achieve volume production of the components necessary for our hypercars, if the cost, performance characteristics or other specifications of the Company's equipment and technology fall short of the Company's targets, the Company's sales, product pricing and margins would likely be adversely affected. In addition, any delays in the manufacturing scale-up of the Company's hypercars would negatively impact the Company's business as such delays will hamper the Company's revenues and negatively impact the Company's commercial relationships. Delays in the full commercialization of our product would materially damage our business, prospects, financial condition, operating results and brand.

EQUIPMENT AND COMPONENTS

If any component of the equipment necessary for the Company's hypercars fails to perform as expected, the Company's ability to further develop, market, sell and promote its product could be harmed. Once commercial distribution of our hypercars commences, various equipment and components of the product may contain defects in design and manufacture that may cause them to not perform as expected or that may require repairs, recalls, and design changes. The equipment and components of our hypercars are inherently complex and incorporate technology and components that have not been used for other applications and that may contain defects and errors, particularly when first introduced. We have a limited frame of reference from which to evaluate the long-term performance of our hypercars. There can be no assurance that we will be able to detect and fix any defects in any component of our hypercars prior to sale or distribution to consumers. If our product fails to perform as expected, we could lose design wins and customers may delay deliveries, terminate further orders or initiate product recalls, each of which could adversely affect our sales and brand and could adversely affect our business, prospects, and results of operations.

THIRD-PARTY MANUFACTURERS

The Company relies, in part, on third-party manufacturers to build its hypercars, which could cause errors, interruptions, or failures that are beyond the Company's control.

THE COMPANY RELIES ON THE MANUFACTURING SERVICES OF THIRD PARTIES TO BUILD ITS HYPERCARS AND DELIVER THEM ON TIME

Although the Company attempts to utilize reputable third party manufacturers, any errors or defects in third-party components, hardware or software could result in errors or a failure of the Company's hypercars which could harm its business. Interruptions in manufacturing or delivery may reduce revenue, cause the Company to issue credits or refunds, and/or cause customers to stop buying the Company's hypercars, and as a result adversely affect the Company's ability to attract new customers. The Company's business will also be harmed if customers and potential customers believe the Company's hypercars are unreliable.

COMPETITIVE MARKET

The market in which the Company participates is competitive, more established companies have certain competitive advantages over the Company, and if the Company does not compete effectively, its operating results could be harmed.

MORE COMPANIES ARE ENTERING INTO THE HYPERCARS SPACE

The Company's current and prospective competitors range in size from diversified global companies with significant resources to small, specialized firms whose narrower product lines may let them be more effective in deploying technical, marketing, and financial resources. The area in which the Company competes evolves rapidly with changing and disruptive technologies, shifting user needs, and frequent introductions of new models and features. The Company's ability to become and then remain competitive depends on its success in making innovative hypercars that appeal to consumers.

Additionally, many potential competitors enjoy substantial competitive advantages over the Company, such as greater name recognition, longer operating histories and larger marketing budgets, as well as substantially greater financial, technical and other resources. In addition, many potential competitors have established marketing relationships and access to larger customer bases and have major distribution agreements. As a result, competitors to the Company may be able to respond more quickly and effectively than the Company can to new or changing opportunities, technologies, standards or customer requirements. The greater capabilities of potential competitors in these areas may enable them to better withstand periodic downturns in the industry and respond more quickly to consumer demands to develop new products and services. Furthermore, because of these advantages, even when the Company's hypercars are deemed to be more effective than those offered by its competitors, certain potential customers may express a hesitancy to purchase hypercars from an early stage company and instead may prefer hypercars from competitors in lieu of purchasing the Company's hypercars. For all of these reasons, the Company may not be able to compete successfully against its competitors. The Company's revenues, profitability and financial condition could be materially adversely affected as a result of the competitive nature of the industry in which the Company competes.

KEY PERSON LIFE INSURANCE

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people. We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

INTELLECTUAL PROPERTY INFRINGEMENT

The Company may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming, and limit the Company's ability to use certain technologies in the future.

Although the Company believes it either owns or has the right to use all intellectual property and information utilized in its hypercars, as the manufacturer of hypercars the Company may become subject to claims that its hypercars infringe upon the intellectual property or other proprietary rights of third parties. Any claims, with or without merit, could be time-consuming and expensive to defend, and could divert management's attention away from the execution of the Company's business plan. Moreover, any settlement or adverse judgment resulting from these claims could require the Company to pay substantial amounts or obtain a license to continue to use the disputed technology, or otherwise restrict or prohibit the Company's use of the technology. There can be no assurance that the Company would be able to obtain a license on commercially reasonable terms, if at all, from the third party asserting the claim, or that the Company would be able to develop alternative technology on a timely basis, if at all, or that the Company would be able to obtain a license to use a suitable alternative technology to permit it to continue offering, and Company customers to continue using, affected hypercars. An adverse determination also could prevent the Company from offering its hypercars to others. Infringement claims asserted against the Company may have a material adverse effect on the Company's business, results of operations, and financial condition.

INCREASED COMPETITION

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

WE ARE SUBJECT TO ENVIRONMENTAL RISKS RELATED TO THE MANUFACTURING OF HYPERCARS

As an automobile manufacturer, we are subject, both in the United States and abroad, to national, state, provincial, and/or local environmental laws and regulations, including laws relating to the use, handling, storage, disposal, and human exposure to hazardous materials. In addition, we may become responsible for the final disposal of batteries used in our hypercars as a result of stricter laws governing recycling, especially in Europe. We expect that our business and operations will be affected by future amendments to such laws or other new environmental and health and safety laws which may (i) require us to change our operations, (ii) increase our compliance costs, or (iii) give rise to liability for administrative oversight costs, clean-up and disposal costs, property damage, bodily injuries, or fines and penalties.

BUSINESS PROJECTIONS ARE ONLY PROJECTIONS

The Company cannot guarantee that it will meet its projections due to potential factors such as market volatility, regulatory changes, or competitive pressures. It is uncertain whether the Company will be able to find sufficient demand for its products, whether people will consider it a better option than competing products, or whether it will be able to provide the service at a level that allows the Company to make a profit and still attract business.

DIFFICULT VALUATION ASSESSMENT

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and investors may risk overpaying for their investment.

ABSENSE OF INDEPENDENT BOARD OF DIRECTORS

The Company's board of directors consists solely of Carlos Cruz, the founder and majority shareholder, with no independent directors. The absence of independent directors creates significant corporate governance risks and eliminates important checks and balances that would ordinarily protect minority shareholders' interests. Independent directors typically provide objective oversight of management decisions, evaluate potential conflicts of interest, review related party transactions, oversee executive compensation, and ensure that corporate actions serve the interests of all shareholders rather than solely management or controlling shareholders. Without independent directors, the Company lacks these critical governance mechanisms, and all corporate decisions—including matters involving potential conflicts of interest, related party transactions, executive compensation, dividend policy, capital allocation, acquisition or disposition of assets, and future financing terms—are made exclusively by the founder without independent review or approval. This governance structure provides no protection to minority shareholders if management decisions favor the interests of the controlling shareholder over those of other investors. The Company has no plans to appoint independent directors, and the controlling shareholder's voting power makes it impossible for minority shareholders to compel the appointment of independent directors or implement other governance reforms. This lack of independent oversight increases the risk that corporate resources may be deployed in ways that do not maximize value for all shareholders, that related party transactions may not be conducted on arm's length terms, and that minority shareholders will have no recourse if they disagree with management decisions or believe that their interests are not being adequately protected.

STOCK OPTION POOL

The Company may issue an employee stock option pool in the future that would reserve a portion of authorized shares for issuance to employees, directors, consultants, and other service providers as equity compensation, but has not yet implemented such a pool. Should the Company scale operations and compete for qualified talent in a competitive market, substantial portions of any future option pool may be granted to new employees and service providers, potentially resulting in significant dilution that could exceed current shareholder expectations. If the Company's stock price does not appreciate as anticipated, the effectiveness of stock options as a compensation and retention tool may be diminished, potentially forcing the Company to grant larger numbers of options or provide additional cash compensation, either of which could adversely affect shareholder value. The Company's board of directors would have broad discretion in determining the size of any future option pool, the timing and terms of grants, and the recipients of equity awards, and such decisions may not align with the interests of existing shareholders.

INSUFFICIENT CAPITAL AND ADDITIONAL FUNDRAISING

The Company may not have enough capital as needed and may be required to raise more capital. Management anticipates needing access to credit in order to support working capital requirements as the Company grows. If the Company cannot obtain credit when needed, it could be forced to raise additional equity capital, modify growth plans, or take some other action. Issuing more equity may require bringing on additional investors, which could result in dilution and decreased ownership percentage for existing investors.

TERMS OF SUBSEQUENT FINANCINGS

The Company will likely need to engage in other equity, debt, or preferred stock financings in the future, which may reduce the value of an investment in this Offering. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock.

In addition, if the Company needs to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of the investment in this Offering, and possibly a lower purchase price per share.

PRODUCTS IN PROTOTYPE PHASE

Some of the Company's products are still in the prototype phase and might never become operational products. While there is a risk that some products may not become operational or be used, the Company is committed to diligent research, development, and adaptation. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

MINORITY HOLDER; LIMITED VOTING POWER

The security type that an investor is buying is Class A Common Stock, which carries one (1) vote per share. While investors will have voting rights, they will be minority holders with significantly limited voting power and ability to influence corporate governance or management decisions.

The Company's capital structure includes Class A Common Stock (1 vote per share) and Class B Common Stock (10 votes per share). As of the date of this Memorandum, Carlos Cruz, the founder and CEO, holds 393,315,898 shares of Class B Common Stock, representing approximately 99.5% of total shares outstanding and a substantially greater percentage of total voting power due to the 10-to-1 voting superiority of Class B shares. This concentrated ownership and enhanced voting rights mean that the founder maintains control over virtually all corporate decisions requiring shareholder approval.

As a result, investors purchasing Class A Common Stock will have minimal ability to influence corporate actions, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, company transactions with related parties, election of directors, approval of major corporate transactions, amendments to governing documents, or other matters typically subject to shareholder approval. Even if all Class A shareholders voted together as a block, they would be unable to override decisions made by the holder of Class B Common Stock. Investors are therefore relying almost entirely on management discretion in making business decisions, with no practical ability to express approval or disapproval of such decisions through the voting process or to effect change in corporate governance or strategic direction.

ROLLING CLOSINGS

The Company's offerings involve "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. If such changes happen during the course of this Offering, this Offering Memorandum will be amended. Investors whose subscriptions have already been accepted will be notified of any changes and will have the right to reconsider their investment in light of the new terms.

NEW PRODUCT SALES PROJECTIONS

Growth projections are based on an assumption that with an increased advertising and marketing budget, the Company's products will be able to gain traction in the marketplace at a faster rate than current products have. It is possible that new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of the investment.

ABSENCE OF PROFESSIONAL OPINION

There have been no professional opinions concerning the value of the Shares, the value of the assets of the Company, the net worth of the Company, the projected financial information or other matters related to this Offering.

DIFFICULTIES IN CAPITAL RAISING

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

THIRD-PARTY VENDORS

The Company relies on external service providers to fulfill contractual commitments to clients and maintain operational functions. The Company's capacity to satisfy client obligations could be negatively impacted should these suppliers fail to deliver contracted services that meet client specifications within required timeframes and at reasonable costs. Similarly, service quality may suffer when organizations handling delegated responsibilities fail to perform according to the Company's standards and client expectations. These external providers may struggle to rapidly restore operations following natural catastrophes and other uncontrollable circumstances, and they face additional vulnerabilities including financial difficulties that could constrain their operational capabilities.

INTELLECTUAL PROPERTY

The Company currently holds no intellectual property rights, including patents, trademarks, copyrights, or trade secrets, which creates significant competitive disadvantages and business risks. Without proprietary intellectual property protection, the Company cannot prevent competitors from copying, replicating, or improving upon its technology, products, services, or business methods, potentially eliminating any competitive advantages the Company may currently possess. The absence of patent protection means that larger, well-funded competitors can freely adopt the Company's innovations and technological approaches without legal consequence, while their own patent portfolios may prevent the Company from implementing certain features or functionalities. The lack of trademark protection for the Company's brand, product names, or service marks exposes the business to potential confusion in the marketplace and makes it difficult to build distinctive brand recognition or prevent competitors from using similar branding that could dilute market position. Without trade secret protections, the Company's proprietary information, including customer data analysis methods, operational procedures, and business strategies, may be vulnerable to misappropriation by employees, contractors, or competitors. The Company's inability to license intellectual property to generate additional revenue streams or use intellectual property as collateral for financing further limits strategic options and potential sources of capital. As the Company operates in the highly competitive fintech and messaging technology sectors where intellectual property protection is typically crucial for maintaining market position, the lack of any proprietary rights may make it extremely difficult to attract investors, partners, or customers who value innovation protection, and may ultimately prevent the Company from achieving sustainable competitive advantages or long-term business success.

OPERATING HISTORY

The company has limited operating history upon which investors can evaluate performance. The company is still in an early phase and just beginning to implement its business plan. There can be no assurance that the company will ever operate profitably. The likelihood of success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies.

CAPITAL REQUIREMENTS

The amount of capital the company is attempting to raise in this offering may not be enough to sustain the company's current business plan. In order to achieve near and long-term goals, the company may need to procure funds in addition to the amount raised. There is no guarantee the company

BUSINESS EXPANSION

The company may implement new lines of business or offer new products and services within existing lines of business. As an early-stage company, the company may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed.

SERVICE INTERRUPTIONS

Service interruptions or delays in providing services could cause the company's business to suffer. Interruptions or delays in the services provided by internet service providers could impair the delivery of the company's products and the business could suffer.

KEY PERSONNEL

The company's success depends on the experience and skill of its executive officers and key personnel. The company is dependent on executive officers and key personnel. These persons may not devote their full time and attention to the matters of the company. The company does not have any key person life insurance policies on any such people.

TALENT ACQUISITION

In order for the company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to the company's success. The company faces intense competition for personnel, making recruitment time-consuming and expensive.

MARKETING EFFECTIVENESS

Failure to effectively develop and expand sales and marketing capabilities could harm the company's ability to increase its customer base and achieve broader market acceptance of products.

REPUTATIONAL RISK

Damage to the company's reputation could negatively impact business, financial condition and results of operations. The company's reputation and the quality of its brand are critical to business and success in existing markets, and will be critical to success as the company enters new markets.

CYBERSECURITY THREATS

The company's business could be negatively impacted by cyber security threats, attacks and other disruptions. The company may face advanced and persistent attacks on information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to operations.

DATA BREACHES

Security breaches of confidential customer information, in connection with electronic processing of credit and debit card transactions, or confidential employee information may adversely affect the company's business.

FINANCIAL CONTROLS

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002.

REGULATORY COMPLIANCE

The Company operates in a regulated environment, and if found to be in violation of any of the federal, state, or local laws or regulations applicable, the business could suffer.

LEGAL CHANGES

Changes in federal, state or local laws and government regulation could adversely impact the company's business. The company is subject to legislation and regulation at the federal, state and local levels.

EMPLOYMENT LAW

Changes in employment laws or regulation could harm the company's performance. Various federal and state labor laws govern the company's relationship with employees and affect operating costs.

STATE AND FEDERAL SECURITIES LAWS ARE COMPLEX, AND THE COMPANY COULD POTENTIALLY BE FOUND TO HAVE NOT COMPLIED WITH ALL RELEVANT STATE AND FEDERAL SECURITIES LAWS IN PRIOR OFFERINGS OF SECURITIES

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction concluded that the Company violated state or federal securities laws, any such violation could result in the Company

Vittori Inc.

being required to offer rescission rights to investors in such prior offerings. Under applicable securities laws, rescission rights would require the Company to pay to such investors an amount equal to the purchase price paid by such investors plus interest (calculated at the statutory rate) from the date of purchase, less any income received on the securities. The Company cannot provide assurance that it will have sufficient funds to satisfy rescission claims if required, and proceeds from this Offering may need to be used to pay such amounts, which would reduce or eliminate the capital available for the Company's business operations. Additionally, if multiple investors from prior offerings exercised rescission rights simultaneously, the Company could face insolvency or be forced to seek bankruptcy protection.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

Risks Related to Your Securities

TOTAL LOSS

An investment in the company's securities could result in a loss of an investor's entire investment. An investment in the company's securities offered in this offering involves a high degree of risk and investors should not purchase the securities if they cannot afford the loss of their entire investment. Investors may not be able to liquidate their investment for any reason in the near future.

BROKER-DEALER PREFERENTIAL TERMS AND DISPARATE INVESTOR TREATMENT

The Company may engage one or more broker-dealers in connection with this Offering, and such broker-dealers may negotiate and offer materially different and more favorable terms to certain investors than the terms described in this Memorandum. These preferential terms may include, but are not limited to, lower effective prices per share, higher bonus share percentages, enhanced liquidity rights, information rights, anti-dilution protections, or other economic or governance terms not available to investors who subscribe directly through the Company. As a result, investors accessing this Offering through different channels may receive substantially different economic treatment for the same class of securities, meaning that some investors may pay significantly more per share or receive fewer total shares for the same dollar investment than other investors in the same offering. The Company has no obligation to disclose to any investor what terms have been offered to or negotiated by other investors, creating information asymmetry where investors cannot determine whether they are receiving competitive terms relative to other participants in the Offering. This differential treatment means that investors who obtain more favorable terms will achieve better returns on investment and experience less dilution than other investors, even though all investors are purchasing the same class of securities in the same offering. The Company and its broker-dealers have sole discretion to determine which investors receive preferential terms, and such decisions may be based on investment size, investor relationships, negotiating leverage, or other factors. Investors should assume that other participants in this Offering may be receiving substantially better terms and that the terms offered in this Memorandum may not represent the most favorable terms available. This disparate treatment may result in certain investors receiving materially superior investment returns while other investors bear disproportionate dilution and economic disadvantage, with no recourse or right to renegotiate terms after discovering that more favorable terms were available to others.

NO PROTECTIONS

The securities in the Company's offerings have no protective provisions. As such, investors will not be afforded protection, by any provision of the securities or as a shareholder, in the event of a transaction that may adversely affect them, including a reorganization, restructuring, merger or other similar transaction involving the company. If there is a liquidation event, or change of control for the company, the securities being offered do not provide investors with any protection.

INFORMATION ACCESS

Investors will not be entitled to any inspection or information rights other than those required by law. Investors will not have the right to inspect the books and records of the company or to receive financial or other information from the company, other than as required by law. Other security holders of the company may have such rights.

ARBITRARY PRICING

The Company's valuation and offering price have been established internally and are difficult to assess. The price of securities was not established in a competitive market. The company has arbitrarily set the price of the securities with reference to the general status of the securities market and other relevant factors. The offering price for the securities should not be considered an indication of the actual value of the securities and is not based on the company's asset value, net worth, revenues or other established criteria of value. The company has set the price of its Common Stock at $0.50 per share. Valuations for companies at this stage are generally purely speculative. The company's valuation has not been validated by any independent third party and may decrease precipitously in the future.

NO RETURN GUARANTEE

There is no guarantee of a return on an investor's investment. There is no assurance that an investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

INTEGRATION OF MULTIPLE OFFERINGS

The Company has conducted multiple securities offerings in close temporal proximity under different exemptions. The Company intends to conduct additional concurrent and future offerings under various exemptions. Under the SEC's integration doctrine, multiple securities transactions may be integrated and treated as a single offering for purposes of determining whether an exemption from registration is available. If the SEC, a court, or state securities regulators determine that the offerings should be integrated, the combined offering may fail to meet the requirements of any single exemption, resulting in violations of federal and state registration requirements. The Company does not maintain insurance covering securities law violations and has limited financial resources to defend against regulatory inquiries or satisfy rescission claims, meaning all losses would be borne by the Company and remaining investors, potentially resulting in total loss of investment.

PRIOR LITIGATION; MARKETING AND COMMUNICATION COMPLIANCE RISK

The Company has been named in a pending legal proceeding relating to alleged marketing and communication practices. The matter is at an early stage, the Company disputes the allegations, and no determination of liability has been made. While the Company intends to defend the matter, regulatory or litigation risks relating to marketing and communications compliance could result in additional costs, operational changes, or adverse outcomes.

DISCRETIONARY BONUS SHARES CREATE UNCERTAINTY AND DIFFERENTIAL TREATMENT

The Company reserves the right to award additional discretionary bonus shares to any investor "in its sole and absolute discretion" on terms and in amounts determined by management, with no obligation to award such shares and no requirement to treat investors equitably. This creates substantial uncertainty and risk for all investors. Investors cannot predict whether they will receive discretionary bonus shares, cannot determine what criteria management will use to award such shares, and have no ability to appeal or challenge management's decisions. The Company may award substantial discretionary bonus shares to certain investors while awarding none to others who invested similar or even larger amounts, resulting in dramatically different effective prices per share and investment returns among participants in the same offering. This discretionary authority allows management to favor certain investors based on relationships, timing, negotiating leverage, or other undisclosed factors, with no transparency or accountability. Investors who do not receive discretionary bonus shares will experience greater dilution and inferior economic returns compared to investors who receive such shares, even though all investors purchased the same class of securities at the same stated price. The lack of objective criteria, disclosure requirements, or limitations on this discretionary authority means that management can materially alter the economics of this Offering on a selective basis without notice to other investors. Furthermore, the issuance of discretionary bonus shares increases overall dilution for all shareholders and may reduce the Company's available authorized shares for future capital raises or employee compensation. Investors should assume they will not receive any discretionary bonus shares and should evaluate this investment based solely on the stated offering terms, recognizing that other investors may receive substantially more favorable treatment that materially improves their investment returns at the expense of investors who do not receive discretionary bonuses.

Capital Structure of the Company

Securities of the Company

As of the date of this Form C-AR, the Company has 19,203,969 shares of Class A Common Stock and 388,907,686 shares of Class B Common Stock outstanding. However, the Company is actively engaged in the sale of its securities, and the number of issued shares of Class A Common Stock and Class B Common Stock is subject to change.

CLASS A COMMON STOCK

The Company has authorized 200,000,000 shares of Class A Common Stock with a par value of $0.001 per share.

CLASS B COMMON STOCK

The Company has authorized 400,000,000 shares of Class B Common Stock with a par value of $0.001 per share.

VOTING RIGHTS

While the Class A Common Stock and Class B Common Stock vote together as a single class, each share of Class A Common Stock represents one vote, while each share of Class B Common Stock represents ten votes.

ADDITIONAL RIGHTS

No stockholder shall have any preferential or preemptive right to acquire additional shares of Stock.

Stockholders will have the right to receive dividends in the event the Board of Directors declares them.

Upon any voluntary or involuntary distribution of assets upon liquidation of the Company or otherwise, stockholders have the right to receive ratably and equally (based on the number of shares of Common Stock held by the stockholders) all assets and funds of the Company after payment or provision for payment of the debts and other liabilities of the Company.

MODIFICATION OF RIGHTS OF SECURITIES

Modification of the rights of the securities may be made by a majority vote of holders of the outstanding Class A Common Stock and Class B Common Stock. Purchasers of the Company's securities may not have any influence in the direction of the Company and future prospects of its business.

CAPITALIZATION

The Company was originally incorporated with a single class of common stock. On April 30, 2024, the Company filed a Certificate of Amendment to its Certificate of Incorporation authorizing two classes of common stock: Class A Voting Common Stock and Class B Non-Voting Common Stock.

On August 1, 2024, the Company reorganized its capital structure by filing a further amendment to its Certificate of Incorporation. As a result, the Company's authorized capital stock consisted of 150,000,000 shares of common stock, par value $0.001 per share (the "Common Stock"), of which 45,000,000 shares were designated as Class A Common Stock and 105,000,000 shares were designated as Class B Common Stock. In connection with this reorganization, all outstanding shares of Class A Voting Common Stock were converted into shares of Class B Common Stock at a ratio of 0.40 shares of Class B Common Stock for each share of Class A Voting Common Stock, and the prior Class B Non-Voting Common Stock classification was superseded.

On August 28, 2024, the Company filed an additional amendment to its Certificate of Incorporation and effected a 1-for-1.50 forward stock split of all outstanding shares of Class B Common Stock. At such time, no shares of Class A Common Stock were outstanding.

On November 4, 2024, the Company filed an amendment to its Certificate of Incorporation to (i) increase its authorized capital stock to 500,000,000 shares of Common Stock, of which 100,000,000 shares were designated as Class A Common Stock and 400,000,000 shares were designated as Class B Common Stock, and (ii) effect a 1-for-3.29670 forward stock split of all outstanding shares of Class A Common Stock and Class B Common Stock.

On January 7, 2025, the Company filed an amendment to its Certificate of Incorporation to effect a 1-for-1.309280 forward stock split of all outstanding shares of Class A Common Stock and Class B Common Stock.

Finally, on January 16, 2026, the Company filed an amendment to its Certificate of Incorporation to increase its authorized capital stock to 600,000,000 shares of Common Stock, of which (i) 200,000,000 shares are designated as Class A Common Stock, par value $0.001 per share, and (ii) 400,000,000 shares are designated as Class B Common Stock, par value $0.001 per share.

DILUTION

The Company intends to offer additional securities for sale to raise capital in the future. Current stockholders would be diluted by the issuance of new shares of securities by the Company, and their overall pro-rata ownership of the Company would decrease.

Valuation of Securities

The Company has established a valuation of $200,000,000 which was determined arbitrarily by the Company's management without any independent third-party appraisal, market-based analysis, or established valuation methodology. This valuation does not reflect any arm's length negotiation, comparable company analysis, discounted cash flow analysis, or other generally accepted valuation criteria, and prospective investors should not rely on this valuation as an indication of the Company's actual worth or fair market value.

Investors should assume that the actual value of the Company and their investment may be zero or substantially less than the stated valuation. The $200,000,000 valuation is aspirational only and does not represent fair market value, liquidation value, or any other recognized measure of enterprise value.

Restrictions on Transfer

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred (i) to the issuer, (ii) to an accredited investor, (iii) as part of an offering registered with the U.S. Securities and Exchange Commission, or (iv) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: the term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Outstanding Indebtedness

The Company has no outstanding debt. However, the Company has significant deferred revenue that represents prepayments by its customers for goods and services that have yet to be delivered. Deferred revenue is a liability on the balance sheet of the Company.

Exempt Offerings of the Company

FIRST 4(A)(2) OFFERING – MARCH 6, 2024

On March 6, 2024, the Company raised $100,000 through sales of 10,000 shares of common stock, relying on the 4(a)(2) exemption for private offerings. The Company used the proceeds from this offering for initial start-up costs. These shares of common stock were later converted into shares of Class A Voting Common Stock.

SECOND 4(A)(2) OFFERING – APRIL 30, 2024

On April 30, 2024, the Company raised $50,000 through sales of 50,000,000 shares of Class A Voting Common Stock, relying on the 4(a)(2) exemption for private offerings. The Company used the proceeds from this offering for initial start-up costs. These shares of Class A Voting Common Stock were later converted into shares of Class B Common Stock.

FIRST REGULATION D OFFERING – SEPTEMBER 11, 2024

On September 11, 2024, the Company launched a Regulation D offering, relying on the 506(b) exemption. The Company filed a Form D with the SEC on October 22, 2024. The Company offered shares of Class A Common Stock through the offering and successfully raised approximately $4,892,000 which represented 19,183,969 shares of Class A Common Stock. The proceeds raised were used to develop the initial design and prototype of the Company's hypercar and working capital. Vittori Reg D Investors SPV I, LLC was a co-issuer in this offering.

REGULATION CF OFFERING – FEBRUARY 21, 2025

On February 21, 2025, the Company launched a Regulation CF offering by filing a Form C with the United States Securities and Exchange Commission ("SEC"). The Company offered shares of Class A Common Stock through the offering and successfully raised $32,350, which represented 64,700 shares of Class A Common Stock. The proceeds raised were used for marketing, to develop the initial design and prototype of the Company's hypercar, and working capital. Vittori CF Investors SPV I, LLC was a co-issuer in this offering.

SECOND REGULATION D OFFERING – MARCH 5, 2026

On March 5, 2026, the Company filed a Form D with the SEC to launch an offering, this time relying on the exemption within of section 506(c) of Regulation D. The Company is offering to sell up to 100,000,000 shares of Class A Common Stock through the offering and has successfully raised $75,000. The proceeds raised were used for completion and delivery of the Turbio hypercar, marketing, supply chain and strategic procurement, aircraft design and certification preparation, working capital, and regulatory expenses. As of the date of this Form C-AR, this offering is currently active.

Related-Party Transactions

A related party is defined as: any director or officer of the Company; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

SPECIFIED PERSON	RELATIONSHIP TO ISSUER	NATURE OF INTEREST IN TRANSACTION	AMOUNT OF INTEREST
Attix Inc. (Carlos Cruz)	Carlos Cruz is the Director and Chief Executive Officer of the Company and the holds a majority of the Company's outstanding voting equity securities. Carlos Cruz is also the sole owner of Attix Inc. Attix provided marketing services including brand strategy, digital marketing, content creation and user acquisition campaigns.	Attix Inc. made several loans between May 2025 and December 2025 to the Company, which bear interest of 3.56% per annum and are repayable in full upon demand.	$2,267,856.18
Attix APAC Pte Ltd	Carlos Cruz is the Director and Chief Executive Officer of the Company and the holds a majority of the Company's outstanding voting equity securities. Carlos Cruz is also the beneficial owner of Attix APAC Pte Ltd, which is a wholly owned subsidiary of Attix Inc. and provided information technology (IT) and software development services for core development work on developing and administering Company's platform.	Attix APAC Pte Ltd provided the Company with administrative, marketing, and product development support.	$300,500

Attix Inc. is a primary vendor of the Company that provides marketing and back-end office services, including brand strategy guidance, digital marketing, content creation, and user acquisition campaigns. Attix APAC Pte Ltd is also a vendor of the Company that provides information technology (IT) and software development services for core development work on developing and administering Company's platform. Attix Inc. and Attix APAC Pte Ltd are affiliates of the Company.

Attix Inc. is owned and operated by Carlos Cruz, while Attix APAC Pte Ltd is a wholly owned subsidiary of Attix Inc. Carlos Cruz serves as the Director and Chief Executive Officer of the Company and holds a majority of the Company's outstanding voting equity securities. As a result, Carlos Cruz has a direct and material financial interest in all transactions between the Company and Attix Inc. and between the Company and Attix APAC Pte Ltd.

During the fiscal year ended December 31, 2025, the Company accepted multiple loans from Attix Inc. totaling $2,267,856.18. The Company also paid affiliate Attix APAC Pte Ltd $300,500 for administrative, marketing, and product development support.

The terms of the arrangement between the Company and these affiliates were not the result of arm's-length negotiation and may not reflect the terms that the Company could obtain from an unaffiliated third-party vendor offering comparable services. The Company has not obtained independent valuations or fairness opinions with respect to any transactions with its affiliates. There is no guarantee that the services provided by the affiliates are being procured at market rates, and the Company's financial results could be adversely affected if the terms of this arrangement are less favorable than those available in the open market. Investors should be aware that this related-party arrangement creates a potential conflict of interest and that, because the Company's board of directors consists solely of Carlos Cruz, there is no independent oversight mechanism to review or approve transactions between the Company and these affiliates.

Financial Condition

This section contains certain forward-looking financial statements and/or projections. Actual results could differ materially from those projected in such forward-looking statements and projections as a result of various factors, including the risks typically associated with this type of enterprise and changes in the market. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements and projections that may be made to reflect events or circumstances that occur after the date of this offering statement or to reflect the occurrence of any unanticipated events.

Operating History

The Company, which was incorporated in Delaware on March 6, 2024, has limited operational history. The Company consolidates the financial results of its subsidiaries, including Vittori SRL (Italy) and Vittori UK Ltd. (United Kingdom). which are variable interest entities ("VIEs") for which the Company is the primary beneficiary. These entities were formed in 2024 to support the Company's European engineering and manufacturing footprint.

Current Condition and Historical Results

LIQUIDITY AND CAPITAL RESOURCES

The proceeds raised by the Company through sales of its securities are essential to its continued operations. The Company expects to use its cash and cash equivalents to pay expenses related to the growth of the Company. The Company has not relied on debt financing and instead uses capital contributions from its investors to cover the Company's costs for the foreseeable future. The Company expects to continue to grow its revenues in the upcoming fiscal year. The Company intends to raise additional capital through sales of its securities in the future. The Company does not have access to lines of credit currently.

The Company expects to continue incurring operating losses for the foreseeable future as it advances vehicle development toward commercial production. Historical losses are not representative of future results, which will depend on the Company's ability to complete development, secure supplier partnerships, obtain regulatory approvals, and achieve commercial sales - none of which can be assured. The Company intends to fund continued operations through the proceeds of its active Regulation D offering and any future capital raises, though there can be no assurance that such capital will be available on acceptable terms or at all.

RESULTS OF OPERATIONS

In 2025, the Company saw its total assets increase to $3,389,784 from $973,729 in 2024, an increase of $2,416,055, or approximately 248%; the Company attributes increase of total assets to capital contributions from its investors.

In 2025, the Company saw its cash and cash equivalents decrease to $132,987 from $311,980 in 2024, a decrease of $178,993, or approximately 57%. The Company attributes this decrease in cash and cash equivalents to operating expenditures incurred in connection with the continued development of the Turbio hypercar, including engineering, design, and program management activities, which exceeded capital contributions received during the period.

In 2025, the Company had no revenue collected, which was unchanged from 2024. The Company has not yet generated revenue from hypercar sales, as the Turbio remains in the design, development, and integration phase and no vehicles have been manufactured for commercial sale. Historical results are therefore not representative of what investors should expect in the future if and when the Company successfully completes development and commences commercial deliveries, which cannot be assured.

In 2025, the Company recorded a net loss of $718,769 compared to $1,297,210 in 2024, a change of $578,441, or approximately 42%. This decrease in net loss can primarily be attributed to an increase in other income.

MATERIAL CHANGES AND TRENDS SINCE DECEMBER 31, 2025

There are no material changes and trends to the Company's financial condition since December 31, 2025.

Financial Statements

	MOST RECENT FISCAL YEAR-END (2025 UNAUDITED)	PRIOR FISCAL YEAR-END (2024 UNAUDITED)
Total Assets:	$3,389,784	$973,729
Cash & Cash Equivalents:	$132,987	$311,980
Accounts Receivable:	—	—
Short-term Debt:	$285,135	$7,730
Long-term Debt:	—	—
Revenues/Sales:	—	—
Cost of Goods Sold:	—	—
Taxes Paid:	—	—
Net Income/(Net Loss):	$(718,769)	$(1,297,210)

The financial statements provided by the Company are certified by the CEO of the Company. The financial statements have not been audited or reviewed by a certified public accountant independent of the Company.

See Appendix 1 – Financial Statements.

Forward-Looking Statements

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results.

They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Additional Information

Ongoing Reporting Requirement

The Issuer and/or any of its predecessors have not previously failed to comply with the ongoing reporting requirements of § 227.202.

Additional Material Information

The Company does not have any additional material information to report.

Signatures

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

VITTORI INC.

By

s/Carlos Cruz

CARLOS CRUZ

CHIEF EXECUTIVE OFFICER, DIRECTOR, AND FOUNDER, ALSO SIGNING IN THE CAPACITY OF PRINCIPAL FINANCIAL OFFICER

APRIL 30, 2026

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

s/Carlos Cruz

CARLOS CRUZ

CHIEF EXECUTIVE OFFICER, DIRECTOR, AND FOUNDER, ALSO SIGNING IN THE CAPACITY OF PRINCIPAL FINANCIAL OFFICER

APRIL 30, 2026

Appendix 1 – Financial Statements

VITTORI INC.
(A DELAWARE CORPORATION)

CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED DECEMBER 31, 2025
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

VITTORI INC.
BALANCE SHEET

As of	(Unaudited) Dec-25	(Audited) Dec-24
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	132,987	311,980
Prepaid Expenses	3,241,431	646,324
Total current assets	3,374,418	958,304
Other Assets:		
Security Deposit	15,425	15,425
Total other assets	15,366	15,425
Total assets	3,389,784	973,729
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accrued Expenses	138,751	-
Accrued Payroll	31,366	7,730
Total current liabilities	285,135	7,730
Total liabilities	285,135	7,730
STOCKHOLDERS EQUITY		
Common Stock Class A	18,809	8,808
Common Stock Class B	388,908	297,039
Additional Paid In Capital, Net of Offering Costs	4,726,243	1,961,072
Subscription Receivables	(13)	(13)
Accumulated Other Comprehensive Income	(13,319)	(3,697)
Accumulated Deficit	(2,015,979)	(1,297,210)
Total stockholders' equity	3,104,649	965,999
Total liabilities and stockholders' equity	3,389,784	973,729

See accompanying notes to financial statements.

VITTORI INC.
STATEMENT OF OPERATIONS

(USD $ in Dollars)	(Unaudited) January 1, 2025 to December 31, 2025	(Audited) March 6, 2024 to December 31, 2024
Net revenue	-	-
Operating expenses		
Advertising and Marketing	300,788	-
Legal and Professional	118,591	92,393
Research & Development	208,777	973,794
Selling, General and Administrative	2,294,719	231,023
Total operating expenses	2,922,875	1,297,210
Operating income/(loss)	(2,922,875)	(1,297,210)
Other Loss/(Income)	(2,204,106)	-
Income/(Loss) before provision for income taxes	(718,769)	(1,297,210)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**(718,769)**	**(1,297,210)**
Loss	**(9,622)**	**(3,697)**

See accompanying notes to financial statements.

43

Vittori Inc.

Vittori Inc.
Statement of Changes in Stockholders' Equity

(In , $US)	Class A Voting Common Stock, Net of Offering Costs and Discounts		Class B Voting Common Stock, Net of Offering Costs and Discounts		Additional Paid-in Capital, Net of Offering Costs and Discounts	Subscription Receivable	Accumulated other comprehensive loss	Retained Earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount					
Balance—March 6, 2024	-	$ -	-	$ -	$ -	$ -	$ -	$ -	$ -
Issuance of Stock	15,000	150	-	-	166,269	(13)	-	-	166,406
Stock split on April 30, 2024 @ 1:10,000	149,985,000	-	-	-	-	-	-	-	-
Stock Conversion from A to B on Aug 1, 2024	(150,000,000)	(150)	60,000,000	60,000	(57,350)	-	-	-	2,500
Stock split on Aug 28, 2024 @ 1:1.5			30,000,000	30,000	(30,000)	-	-	-	-
Issuance of Stock pre stock split	2,100,000	2,100			1,047,900	-	-	-	1,050,000
Stock split on Nov 4, 2024 @ 1:3.2967	4,823,070	4,823	206,703,297	206,703	(211,526)	-	-	-	0
Issuance of Stock post stock split	1,885,000	1,885	336,000	336	1,045,779	-	-	-	1,048,000
Net income/(loss)	-	-	-	-	-	-	(3,697)	(1,297,210)	(1,300,907)
Balance—December 31, 2024	**8,808,070**	**$ 8,808**	**297,039,297**	**$ 297,039**	**$ 1,961,072**	**$ (13)**	**$ (3,697)**	**$ (1,297,210)**	**$ 965,999**
Stock split on Jan 7, 2025 @ 1:1.309280	2,724,160	2,724	91,868,389	91,868	(94,593)	-	-	-	-
Issuance of Stock	7,276,439	7,276	-	-	2,859,764	-	-	-	2,867,040
Net income/(loss)	-	-	-	-	-	-	(9,622)	(718,769)	(728,391)
Balance—December 31, 2025	**18,808,669**	**$ 18,809**	**388,907,686**	**$ 388,908**	**$ 4,726,243**	**$ (13)**	**$ (13,319)**	**$ (2,015,979)**	**$ 3,104,649**

See accompanying notes to financial statements.

VITTORI INC.
STATEMENT OF CASH FLOWS

As of	(Unaudited) December 31, 2025	(Audited) December 31, 2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	(718,769)	(1,297,210)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Currency translation adjustment change	(9,623)	(3,697)
Changes in operating assets and liabilities:		
Prepaid Expenses	(2,595,107)	(646,324)
Security Deposit	-	(15,425)
Accounts Payable	115,018	-
Accrued Expenses	138,751	-
Accrued Payroll	23,636	7,730
Net cash provided/(used) by operating activities	(3,046,094)	(1,954,926)
CASH FLOW FROM INVESTING ACTIVITIES		
Investment in Related Parties	59	-
Net cash provided/(used) by investing activities	59	-
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Class A Common Stock	10,001	8,808
Issuance of Class B Common Stock	96,277	297,039
Additional Paid In Capital	2,760,763	1,961,059
Net cash provided/(used) by financing activities	2,867,041	2,266,906
Change in cash	(178,994)	311,980
Cash—beginning of year	311,980	-
Cash—end of year	132,987	311,980
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	-	-
Cash paid during the year for income taxes	-	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Right of Use Assets Obtained for a Lease Liability	-	-
Issuance of equity in return for note	-	-
Issuance of equity in return for accrued payroll and other liabilities	-	-

See accompanying notes to financial statements.

VITTORI INC.
NOTES TO FINANCIAL STATEMENTS
FOR PERIOD ENDED TO DECEMBER 31, 2025

1. ORGANIZATION AND NATURE OF ACTIVITIES

Vittori Inc. (which may be referred to as the "Company", "we," or "our" was incorporated in Delaware on March 6, 2024. The Company is an electric hypercar manufacturer with its primary manufacturing hub in Modena, Italy blending American innovation with Italian craftsmanship. The Company's headquarters are in Palo Alto, California. The company began operations in 2024.

The Company is the primary beneficiary of Vittori SRL and Vittori UK Ltd, which qualify as variable interest entities and are consolidated within these financial statements (See Note 6). All significant intercompany accounts and transactions have been eliminated. Any non-controlling interest is not material to the overall consolidated financials.

As of December 31, 2025, the Company had not begun operations and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations fundraising campaigns. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Variable Interest Entities

The Company accounts for the investments it makes in certain legal entities in which equity investors do not have (1) sufficient equity at risk for the legal entity to finance its activities without additional subordinated financial support, or (2) as a group, the holders of the equity investment at risk do not have either the power, through voting or similar rights to direct the activities of the legal entity that most significantly impact the entity's economic performance, or (3) the obligation to absorb the expected losses of the legal entity or the right to receive expected residual returns of the legal entity. These certain legal entities are referred to as "variable interest entities" or "VIEs".

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Vittori Inc.

VITTORI INC.
NOTES TO FINANCIAL STATEMENTS
FOR PERIOD ENDED TO DECEMBER 31, 2025

Cash and Cash Equivalents

The company considers short-term, highly liquid investments with original maturities of three months or less at the of purchase to be cash equivalents. The Company maintains its cash balances with federally insured financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk to cash and cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2025 and December 31, 2024, the Company had $132,987 and $311,980 in cash and cash equivalents respectively.

Prepaid Expenses

As of December 31, 2025 and December 31, 2024, the Company's prepaid expenses totaled $3,241,431 and $646,324 respectively. Prepaid expenses primarily consist of advance payments for services and other costs that will be recognized as expenses or capitalized in future periods.

A significant portion of the prepaid expenses relates to a retainer paid to a design firm for ongoing branding and development services.

Property and Equipment

Property and equipment will be recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. As of December 31, 2025, the Company had no property and equipment

Depreciation will be provided using the straight-line method, based on the useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2025.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority): -
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

VITTORI INC.
NOTES TO FINANCIAL STATEMENTS
FOR PERIOD ENDED TO DECEMBER 31, 2025

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2025, the Company had not begun recognizing sales.

Leases

The Company determines if an arrangement is a lease at inception. Operating lease right-of-use (ROU) assets and lease liabilities are recognized based on the present value of lease payments over the lease term at the commencement date. The Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments.

The Company has elected the short-term lease exemption under ASC 842, whereby leases with a term of 12 months or less are not recorded as ROU assets or lease liabilities. Instead, lease expense for short-term leases is recognized on a straight-line basis over the lease term.

The Company has also elected the practical expedient to not separate lease and non-lease components for its lease agreements.

The Company has incurred rent expenses amounting to $96,381 and $17,818 for the year ended December 31, 2025 and December 31, 2024 respectively.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INCOME TAX PROVISION

The Company is taxed as a C Corporation.

4. EQUITY

On April 30, 2024, the Company amended the authorized number of shares from 10,000 to 250,000,000 shares of common stock, par value $0.001 per share, of which (i) One Hundred Fifty Million (150,000,000) shares are designated

VITTORI INC.
NOTES TO FINANCIAL STATEMENTS
FOR PERIOD ENDED TO DECEMBER 31, 2025

as Class A Common Stock, par value $0.001 per share (the "Class A Common Stock"), and (ii) One Hundred Million (105,000,000) shares are designated as Class B Common Stock, par value $0.001 per share (the "Class B Common Stock"). Each outstanding shares were subdivided, split, and converted into ten thousand (10,000) shares of common stock.

On August 1, 2024, the Company amended the authorized number of shares from 250,000,000 to 150,000,000 shares of common stock, par value $0.001 per share, of which (i) Forty-Five Million (45,000,000) shares are designated as Class A Common Stock, par value $0.001 per share (the "Class A Common Stock"), and (ii) One Hundred and Five Million (105,000,000) shares are designated as Class B Common Stock, par value $0.001 per share (the "Class B Common Stock"). Each outstanding Class A Common Stock are converted into 0.40 of Class B Common Stock.

On August 26, 2024, the outstanding Class B Common Stock are to be split into 1.5 shares of Class B Common Stock.

On November 4, 2024, the Company amended the authorized number of shares to 500,000,000 shares of common stock, par value $0.001 per share, of which (i) One Hundred Million (100,000,000) shares are designated as Class A Common stock, par value $0.001 per share (the "Class A Common stock"), and (ii) Four Hundred Million (400,000,000) shares are designated as Class B Common Stock, par value $0.001 per share (the "Class B Common Stock"). Each outstanding Common Stock are split and converted into 3.29670 of Common Stock.

On January 7, 2025, the outstanding Class A stock are split and converted into 1.30928 shares of Class A Stock and the outstanding Class B Common Stock are to be split into 1.30928 shares of Class B Common Stock.

As of December 31, 2025, the Company had 18,808,669 shares of Class A Voting Common Stock and 388,907,686 shares of Class B Voting Common Stock issued and outstanding.

5.   COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

6.   VARIABLE INTEREST ENTITIES

The Company is the primary beneficiary of Vittori SRL and Vittori UK Ltd, which qualify as variable interest entities ("VIES"). The determination was based on the fact that the Company indirectly exercises control over the operations of Vittori SRL and Vittori UK Ltd and is the primary beneficiary of their activities. Additionally, a significant portion of the financing for Vittori SRL and Vittori UK Ltd is provided by the Company. The VIEs are directly owned by the CEO of the Company and are in the process of being restructured as wholly owned subsidiaries of the Company, which has not yet been completed as of the date of management's representation.

Vittori SRL was formed on July 9, 2024 in Italy and Vittori UK Ltd was formed in the United Kingdom on August 27, 2024.

The Company's consolidated financial statements include the assets, liabilities and results of operations of the VIEs for which the Company is the primary beneficiary.

The following table summarizes the carrying amount of the VIE's assets and liabilities included in the Company's consolidated balance sheets as of December 31, 2025 as well as results of operations for the year ended December 31, 2025:-

VITTORI INC.
NOTES TO FINANCIAL STATEMENTS
FOR PERIOD ENDED TO DECEMBER 31, 2025

	Vittori SRL	Vittori UK Ltd
Cash	$6,546	$11,723
Total Assets	$6,546	$11,723
Due to related party (eliminated in consolidation)	$1,111,155	$375,205
Total Liabilities	$1,111,155	$375,205
Total Equity	$(1,104,609)	$(363,482)
Net Loss	$50,438	$306,048

7.   GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from Stockholders and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8.   SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 8, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified that require adjustment or disclosure in the financial statements.

Appendix 2 – Officer Certification

I, Carlos Cruz, certify that the financial statements of Vittori Inc. included in this Form are true and complete in all material respects.

s/Carlos Cruz

CARLOS CRUZ

CHIEF EXECUTIVE OFFICER, DIRECTOR, AND FOUNDER, ALSO SIGNING IN THE CAPACITY OF PRINCIPAL FINANCIAL OFFICER

APRIL 30, 2026